Form 10-K, Exhibit 13
period 2000-12-31
INSITUFORM TECHNOLOGIES INC
filed 2001-03-28
CIK 353020

                                                                   EXHIBIT 13(a)


         The Company's Class A Common Stock is traded in the over-the-counter market under the symbol "INSUA." The following table sets forth the range of quarterly high and low sales prices commencing after December 31, 1998, as reported on the NASDAQ Stock Market(R). Quotations represent prices between dealers and do not include retail mark-ups, mark-downs or commissions.

                Period                     High            Low
                ------                     ----            ---
2000
         First Quarter                    $31.50         $22.94
         Second Quarter                    38.00          24.13
         Third Quarter                     35.00          22.50
         Fourth Quarter                    41.50          29.50
1999
         First Quarter                    $17.50         $14.00
         Second Quarter                    21.63          16.00
         Third Quarter                     25.25          19.13
         Fourth Quarter                    32.44          20.63

         As of February 28, 2001, the number of record holders of the Company's Common Stock was 1,100.

FINANCIAL HIGHLIGHTS - FIVE YEAR REVIEW  For the years ended December 31,

In thousands, except per share amounts

                                            2000         1999            1998             1997           1996
                                            ----         ----            ----             ----           ----
Revenues                                $ 409,434      $339,883       $ 300,958         $320,640       $289,933
Operating income                           62,966        50,669          38,688           25,030         14,346
Income from continuing operations          34,906        25,983          17,887            9,644          4,492
Net income                                 34,906        25,983          17,887            9,419          4,492
Dilutive earnings per share:
   Income from continuing
   operations                           $    1.37      $   1.00       $     .66         $    .36       $    .17
   Net Income                           $    1.37      $   1.00       $     .66         $    .35       $    .17
Total assets                            $ 354,974      $311,625       $ 304,608         $297,852       $265,502
Long-term debt, excluding current
   maturities                              98,217       114,954         112,131          111,440         82,384
Stockholders' equity                      165,290       138,603         139,505          131,502        123,203

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company's rehabilitation revenues are derived primarily from direct installation and other contracting activities, generated by the Company and its subsidiaries operating in the United States, Canada, France, the United Kingdom, the Netherlands, Belgium, Japan, Spain, Chile, Argentina and Mexico, and include product sales to, and royalties and license fees paid by, the Company's unaffiliated Insituform licensees and sub-licensees and its unaffiliated NuPipe licensees. During the three years ended December 31, 2000, 1999 and 1998, approximately 74.0%, 76.4% and 63.8%, respectively, of the Company's consolidated revenues related to the Insituform Process.

RESULTS OF OPERATIONS

     YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

         Total revenues increased 20.5% to $409.4 million in 2000 from $339.9 million in 1999. The principal reason for the increased revenues was growth in the Company's Rehabilitation segment. Rehabilitation revenues increased 17.8% or $49.3 million due to growth in North America. This increase was offset somewhat by fluctuation in currency exchange rates which had an adverse effect of $3.2 million on total European revenue for the year. In addition, Tite Liner revenues increased 57.3% or $13.4 million due to a more favorable market for pipeline repairs as a result of the increase in oil prices.

         The Company's gross profit increased 15.5% to $137.1 million in 2000 from $118.7 million in 1999, primarily due to the increase in revenues as well as improved profitability from the TiteLiner operations. The overall gross profit margin was 33.5% in 2000 compared to 34.9% in 1999. The principal reason for the lower gross profit margin was weaker margins in Europe, as well as an increased contribution from the tunneling operations which traditionally achieve a lower margin base. The gross profit margin for the Company's Rehabilitation segment decreased slightly during 2000 from 1999. The decrease in gross profit margin for the Rehabilitation segment is primarily attributable to a change in the mix of contracts to more small diameter tubes in 2000 and to weaker margins in Europe due to underutilization related to the decrease in revenues. The gross profit margin for the Company's Tite Liner segment increased from 1999 to 2000 due to a more favorable market for pipeline repairs as a result of the increase in oil prices. In 1999 gross profit margin was unfavorably impacted by difficulties with a major project in Chile.

         In 2000, selling, administrative and general expenses increased 9.0% to $74.1 million from $68.0 million in 1999. The increase was due mainly to ongoing costs related to the Company's improvements in management information systems, along with increases in compensation due to an increase in field personnel in North America and to additional operating costs related to the New York, Spanish and Belgium operations in 2000. As a percentage of revenues, selling, administrative and general expenses decreased to 18.1% from 20.0% in 1999, primarily due to management cost control measures.

         Interest expense in 2000 increased 3.5% to $9.3 million from $9.0 million in 1999. This increase was due to additional debt from the June 1999 acquisition of the Company's Dutch licensee, offset somewhat by payments of interest-bearing deferred consideration attributable to the Company's 1998 acquisition of Video Injection, S.A.

         Other income in 2000 decreased slightly to $3.7 million from $3.8 million in 1999. The modest decrease was due to lower invested cash balances in the fourth quarter of 2000 versus one year ago.

         The Company's effective tax rate was 39.5% in 2000 compared to 41.6% in 1999, primarily due to more effective management over worldwide taxes, along with the reduced effect of non-deductible goodwill amortization. As indicated in
Note 12 of the Notes to Consolidated Financial Statements included in response to "Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K", the 2000 and 1999 effective tax rates were higher than the United States federal statutory rate, primarily due to state income taxes and the non-deductibility of goodwill amortization associated with acquisitions, which is generally not deductible for tax purposes.

         Minority interest in net income decreased 27.1% in 2000 to $0.6 million from $0.8 million in 1999. This change was due predominantly to the Company's increased ownership in Insituform Linings Plc, the Company's manufacturing operation in Europe. Equity earnings of affiliated companies increased $0.5 million in 2000 to $0.8 million from $0.3 million in 1999. This increase was due primarily to the elimination of losses from the Midsouth partnership from which the Company withdrew in the third quarter of 1999.

         As a result of the foregoing, net income for 2000 increased 34.3% to $34.9 million, representing an 8.5% return on revenue, compared to $26.0 million for 1999, when a 7.6% return on revenue was achieved. Also, return on average stockholders' equity increased to 23.0% compared to 18.7% in 1999.

         Earnings per share-dilutive increased 37% from $1.00 per share in 1999 to $1.37 per share in 2000. The increase is primarily related to the increase in net income. Earnings per share was also favorably impacted by the repurchase of 500,165 shares of common stock.

     YEAR ENDED DECEMBER 31, 1999, COMPARED TO YEAR ENDED DECEMBER 31, 1998

         Total revenues increased 12.9% to $339.9 million from $301.0 million in 1998. The principal reason for the growth was increased volume from the Company's rehabilitation operations within North America and Europe and its tunneling operations. The majority of growth in Europe came from the June 1999 acquisition of the Company's Dutch licensee. Revenues of the Company's TiteLiner operations decreased $20.0 million, or 46.1%, compared to 1998, primarily due to realigning the business to its core lining work and exiting from lower margin steel contracting work. Fluctuations in currency exchange rates did not have a material impact on revenues in 1999.

         The Company's gross profit increased 18.8% to $118.7 million from $99.9 million in 1998, primarily due to increased revenues as well as increased profitability from the Company's North American and European rehabilitation operations and the Company's tunneling operations. The overall gross profit margin for 1999 was 34.9% compared to 33.2% in 1998. This improved profitability was due to improved productivity and efficiencies in the North American rehabilitation and tunneling operations, offset partially by a decrease in gross profit from the Company's TiteLiner operations, due to the revenue volume decrease, together with decreased profitability caused by difficulties in Chile on a major project.

         In 1999, selling, administrative and general expenses increased 11.1% to $68.0 million from $61.2 million in 1998. The change was primarily due to increased North American rehabilitation administration costs to meet current and future growth demands, increased legal costs and ongoing costs related to the Company's information systems improvements. As a percentage of revenues, selling, administrative and general expenses decreased slightly compared to the prior year, to 20.0% in 1999 compared to 20.3% in 1998, primarily as a result of the increase in revenues at a higher rate than operating expenses.

         Interest expense in 1999 decreased 0.7% to $9.0 million from $9.1 million in 1998. The relatively flat interest expense is due to the fixed rate on the Company's principal long-term debt, with a slight decrease in interest rates on revolving credit borrowings in the Company's subsidiaries.

         Other income increased in 1999 to $3.8 million from $2.3 million in 1998. The change was due to increased investment income resulting from the higher average invested cash balances and improved returns compared to 1998, and gains from selling excess equipment that related to steel contracting work in North American TiteLiner operations.

         In 1999, taxes on income increased 44.3% to $18.9 million from $13.1 million in 1998, due principally to a $13.6 million increase in income before taxes. The Company's effective tax rate was 41.6% in 1999 compared to 41.1% in 1998, primarily due to the higher state income taxes in resulting from larger United States income.

         Since July 1999, the Company ceased recording losses on its equity position in Midsouth as a result of the withdrawal from Midsouth.

         As a result of the foregoing, net income for 1999 increased 45.3% to $26.0 million, representing a 7.6% return on revenue, compared to $17.9 million for 1998, when a 5.9% return on revenue was achieved. Also, return on average stockholders' equity increased to 18.7% compared to 13.2% in 1998.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2000, the balance of cash and cash equivalents was $64.1 million, compared to $68.2 million at December 31, 1999. The decrease in cash and cash equivalents resulted primarily from capital expenditures of $30.2 million, along with operation of the Company's previously reported stock repurchase program, which used cash in the amount of $13.4 million in 2000. In addition, $7.0 million was used to acquire the Company's licensee in New York and New Jersey, one-half of the interest in the Company's Italian licensee, and the entire equity interest held by unaffiliated parties in the Company's French licensee (33%) and its Belgian licensee (50%). These cash outlays were partially offset by a positive generation of cash from operating activities of $42.6 million and proceeds from the issuance of common stock upon exercise of stock options of $4.8 million. Working capital was $114.5 million at December 31, 2000, compared to $120.2 million at December 31, 1999.

         Trade receivables, together with costs and estimated earnings in excess of billings and retainage under construction contracts, increased 35.1%, to $113.7 million, from $84.2 million at December 1999. This increase was primarily attributable to growth and the volume of contracts processed in the Company's North American rehabilitation and tunneling business in 2000 over 1999. The collection of installation receivables involves contractual provisions for retainage by the project owner, often 5% to 15% of the contract amount, which extends the collection process. Collections are also sometimes further prolonged by the slow review processes often employed by the Company's municipal customers. In the United States, retainage receivables are generally received within 60 to 90 days after the completion of a contract.

         During 2000, the Company reduced its allowance for doubtful accounts to $2.1 million from $3.1 million. This primarily resulted from write-offs related to quality issues in manufacturing, write-offs for old royalty receivables internationally and old trade receivables for a product line no longer being supported by the Company. There were no material write-offs related to the Company's core business during 1999 or 2000.

         Capital expenditures were $30.2 million in 2000, compared to $11.7 million in 1999. In 2000, capital expenditures also reflect approximately $8.7 million related to the acquisition of real estate, including properties adjacent to the Company's Chesterfield campus, as part of the Company's growth strategies, as well as additional installation equipment to support the growth and productivity improvements in North America.

         In February 2000, the Company acquired the rights to the Insituform Process and NuPipe Process for the states of New York and New Jersey, through the purchase of all of the shares of the capital stock of Insituform Metropolitan, Inc. and the operating assets of certain of its affiliates. At closing, the Company paid the sellers or delivered into escrow an aggregate of $5.0 million in cash, in addition to assuming operating liabilities of the acquired business. In July 2000, Insituform Italia s.r.l, a newly formed joint venture of the Company and Per Aarsleff A/S, acquired Italcontrolli Nord s.r.l., the Insituform Process licensee in Italy, for $1.2 million. During the third quarter, the Company acquired the remaining 50% ownership of K-Insituform, N.V., its joint venture in Belgium, for approximately $0.3 million, along with the remaining 33% ownership of Insituform France, S.A., for approximately $0.8 million. In January 2000, the Company acquired the rights to the Thermopipe Process not previously licensed to it for approximately $0.7 million.

         In June 1999, the Company completed its acquisition of all the shares of its exclusive licensee of the Insituform Process in the Netherlands, now named Insituform Rioolrenovatietechnieken B.V. The purchase price was NGL 25 million (approximately US $11.7 million), which was paid in cash at closing. Included in the acquisition was a 10% stockholding owned by the licensee in Linings. In November 1999, the Company's share of Linings increased to 75% as a result of share redemptions effectuated by Linings, for an approximate redemption price of $1.5 million.

         During 1999, the Company paid an installment of $0.6 million on the purchase price of the minority interest in the Company's Chilean subsidiary acquired in 1998, and paid the remaining installment of $0.5 million during 2000. During 1999, the Company paid an installment of $1.3 million on the purchase price of the majority interest in Video Injection acquired in 1998, and paid the remaining installment of $1.3 million in 2000. The Company remains obligated to purchase the remaining 20% of the shares of Video Injection pursuant to a formula based on Video Injection's results of operations. In connection with its settlement relating to Midsouth, during 1999 the Company also received an aggregate of $1.7 million, consisting of the book value of its investment in Midsouth and repayments of amounts advanced.

         Financing activities used $10.3 million in 2000, as compared to cash used of $23.6 million in 1999. In mid-1998, the Company authorized the repurchase of up to 2,700,000 shares of the Company's Common Stock to be made from time to time over five years in open market transactions. The amount and timing of purchases are dependent upon a number of factors, including the price and availability of the Company's shares, general market conditions and competing alternative uses of funds, and may be discontinued at any time. In October 1999, the Company increased the original authorization by an additional 2,000,000 shares of Common Stock through the period ending June 2003. During 2000, the Company used cash in the amount of $13.4 million for the repurchase of 500,165 shares. The Company has used cash in the cumulative amount of $54.9 million for the repurchase of 2,988,465 shares through December 31, 2000, since inception of the stock repurchase program. The repurchased shares are held as treasury stock.

         In 2000, the Company made principal payments on debt totaling $2.8 million, compared to $2.3 million in 1999. The Company, in 2000, generated $4.8 million from the issuance of common stock from stock options granted to employees, as compared to $5.0 million in 1999.

         The Company's $110.0 million principal amount of Senior Notes, Series A, due February 14, 2007 (the "Senior Notes"), bear interest, payable semi-annually in August and February of each year, at the rate per annum of 7.88%. Each year, from February 2001 to February 2006, inclusive, the Company will be required to make principal payments of $15.7 million, together with an equivalent payment at maturity. The Senior Notes may be prepaid at the Company's option, in whole or in part, at any time, together with a make-whole premium, and upon specified change in control events each holder has the right to require the Company to purchase its Senior Note without any premium thereon.

         In March 2000, the Company entered into a new credit agreement (the "Credit Agreement") whereby the lender will make available to the Company up to $50 million aggregate principal amount for working capital and permitted acquisitions, including $30 million available for standby and commercial letters of credit, on a revolving basis through March 20, 2003, at which time principal will be repayable. Interest on outstanding advances accrues, at the election of the Company, at either the lender's prime rate, the federal funds rate plus .5% or the lender's offshore rate plus a margin ranging from .5% to 1.5% depending on the maintenance of certain financial ratios, as is payable quarterly. Upon specified change in control events, the lender has the right to require the Company to repay outstanding amounts without any premium thereon.

         The note purchase agreements pursuant to which the Senior Notes were acquired, and the Credit Agreement, obligate the Company to comply with certain financial ratios and restrictive covenants that, among other things, place limitations on operations and sales of assets by the Company or its subsidiaries, and limit the ability of the Company to incur further secured indebtedness and liens and of subsidiaries to incur indebtedness, and, in the event of default, limit the ability of the Company to pay cash dividends or make other distributions to the holders of its capital stock or to redeem such stock. The Credit Agreement also obligates certain of the Company's domestic subsidiaries to guaranty the Company's obligations, as a result of which the same subsidiaries have also delivered their guaranty with respect to the Senior Notes.

         In July 1999, the Company borrowed EUR 5,672,000 in order to refinance a portion of the purchase price for its Dutch licensee. Such amount is repayable in seven equal installments annually on each July 31, and accrues interest, payable quarterly, at the rate of 5.5% per annum.

         Management believes its current working capital and additional credit facilities will be adequate to meet its requirements for the foreseeable future.

MARKET RISK

         The Company conducts its rehabilitation activities on a worldwide basis, giving rise to exposures related to changes in foreign currency exchange rates. For example, foreign currency exchange rate movements may create a degree of risk to the Company's operations by affecting: (i) the U.S. dollar value of sales made in foreign currencies, and (ii) the U.S. dollar value of costs incurred in foreign currencies. In addition, the Company is exposed to market risks related to changes in interest rates. The Company's objective is to minimize the volatility in earnings and cash flow from these risks.

         The Company has selectively used, and will continue to use, forward exchange contracts in order to manage its currency exposure. Forward exchange contracts are executed by the Company only with large, reputable banks and financial institutions and are denominated in currencies of major industrial countries. Given its assessment of such risk, the Company has not deemed it necessary to offset any interest rate exposure. Furthermore, the Company does not enter into transactions involving derivative financial instruments for speculative trading purposes. There were no outstanding forward exchange contracts at December 31, 2000.

Based on the Company's overall currency exchange rate and interest rate exposure at December 31, 2000, a 10% weakening in the U.S. dollar across all currencies or 10% increase in interest rates would not have a material impact on the financial position, results of operations or cash flows of the Company. These effects of hypothetical changes in currency exchange rates and in interest rates, however, ignore other effects the same movement may have arising from other variables, and actual results could differ from the sensitivity calculations of the Company. The Company regularly assesses these variables, establishes policies and business practices to protect against the adverse effects of foreign currency and interest rate fluctuations and does not anticipate any material losses generated by these risks.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and the Stockholders of Insituform Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Insituform Technologies, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insituform Technologies, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP



St. Louis, Missouri,
   January 25, 2001 (except with respect to the matter discussed in Note 15, as to which the date is February 28, 2001)

                              REPORT OF MANAGEMENT

Management is responsible for the preparation, integrity and objectivity of financial information included in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, and are prepared with the assistance of specialists within and outside the Company, actual results could differ from those estimates.

Management has established and maintains an internal control structure to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the preparation of financial statements and that such financial statements are not misstated due to material fraud or error. Internal controls include the careful selection of associates, the proper segregation of duties and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. An important element of this system is a comprehensive internal audit program.

Management continually reviews, modifies and improves its systems of accounting and controls in response to changes in business conditions and operations and in response to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for the Company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. This standard is described in the Company's policies on business conduct, which are publicized throughout the Company.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                    (In thousands, except per share amounts)



                                                                                     2000         1999         1998
                                                                                   --------     --------     --------

REVENUES                                                                          $ 409,434    $ 339,883    $ 300,958

COST OF REVENUES                                                                    272,361      221,232      201,056
                                                                                ------------ ------------ ------------

GROSS PROFIT                                                                        137,073      118,651       99,902

SELLING, ADMINISTRATIVE AND GENERAL EXPENSES                                         74,107       67,982       61,214
                                                                                ------------ ------------ ------------

OPERATING INCOME                                                                     62,966       50,669       38,688
                                                                                ------------ ------------ ------------
OTHER (EXPENSE) INCOME:
   Interest expense                                                                  (9,347)      (9,031)      (9,099)
   Other                                                                              3,732        3,797        2,270
                                                                                ------------ ------------ ------------
TOTAL OTHER EXPENSE                                                                  (5,615)      (5,234)      (6,829)
                                                                                ------------ ------------ ------------
INCOME BEFORE TAXES ON INCOME                                                        57,351       45,435       31,859

TAXES ON INCOME                                                                      22,647       18,879       13,079
                                                                                ------------ ------------ ------------
INCOME BEFORE MINORITY INTERESTS AND EQUITY IN EARNINGS                              34,704       26,556       18,780

MINORITY INTERESTS                                                                     (610)        (837)        (849)

EQUITY IN EARNINGS (LOSSES) OF AFFILIATED COMPANIES                                     812          264          (44)
                                                                                ------------ ------------ ------------
NET INCOME                                                                       $   34,906   $   25,983   $   17,887
                                                                                ============ ============ ============
EARNINGS PER SHARE OF COMMON STOCK AND COMMON STOCK EQUIVALENTS:
     Net income per common share -- basic                                        $     1.41   $     1.02   $      .67
                                                                                ============ ============ ============
     Net income per common share -- dilutive                                     $     1.37   $     1.00   $      .66
                                                                                ============ ============ ============


    The accompanying notes are an integral part of the financial statements.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES
         CONSOLIDATED BALANCE SHEETS -- AS OF DECEMBER 31, 2000 AND 1999
                    (In thousands, except share information)



                                                            ASSETS
                                                            ------


                                                                                                  2000         1999
                                                                                                  ----         ----

CURRENT ASSETS:
   Cash and cash equivalents                                                                  $   64,107   $   68,183
   Receivables, net                                                                               78,607       58,546
   Retainage                                                                                      15,976       13,253
   Costs and estimated earnings in excess of billings                                             19,151       12,372
   Inventories                                                                                    18,121       12,525
   Prepaid expenses and other                                                                      5,046        9,493
                                                                                              ----------   ----------
           Total current assets                                                                  201,008      174,372
                                                                                              ----------   ----------

PROPERTY AND EQUIPMENT, less accumulated depreciation                                             70,226       54,188
                                                                                              ----------  -----------
OTHER ASSETS:
   Goodwill, less accumulated amortization of $22,171 and $18,417, respectively                   66,108       64,077
   Other assets                                                                                   17,632       18,988
                                                                                              ----------  -----------
           Total other assets                                                                     83,740       83,065
                                                                                              ----------  -----------
           Total assets                                                                       $  354,974   $  311,625
                                                                                              ==========  ===========

                                                LIABILITIES AND STOCKHOLDERS' EQUITY
                                                ------------------------------------

CURRENT LIABILITIES:
  Current maturities of long-term debt and notes payable                                      $   18,023   $    3,188
  Accounts payable and accrued expenses                                                           68,517       51,004
                                                                                              ----------   ----------
           Total current liabilities                                                              86,540       54,192

LONG-TERM DEBT, less current maturities                                                           98,217      114,954

OTHER LIABILITIES                                                                                  2,570        1,168
                                                                                              ----------   ----------
           Total liabilities                                                                     187,327      170,314
                                                                                              ----------   ----------
MINORITY INTERESTS                                                                                 2,357        2,708
                                                                                              ----------   ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, undesignated, $.10 par -- shares authorized 2,000,000; none outstanding             -            -
  Common stock, $.01 par -- shares authorized 60,000,000; shares outstanding 28,152,570 and
     27,787,862                                                                                      282          278
  Additional paid-in capital                                                                      81,934       74,809
  Retained earnings                                                                              147,244      112,338
  Treasury stock -- 3,244,266 and 2,744,101 shares                                               (58,478)     (45,118)
  Cumulative foreign currency translation adjustments                                             (5,692)      (3,704)
                                                                                              ----------   ----------
           Total stockholders' equity                                                            165,290      138,603
                                                                                              ----------   ----------
           Total liabilities and stockholders' equity                                         $  354,974   $  311,625
                                                                                              ==========   ==========


    The accompanying notes are an integral part of the financial statements.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                     (In thousands, except number of shares)


                                                                                           Cumulative
                                                                                            Foreign
                                     Common Stock      Additional                           Currency        Total
                                 -------------------    Paid-In    Retained   Treasury    Translation    Stockholders' Comprehensive
                                   Shares     Amount    Capital    Earnings     Stock     Adjustments       Equity         Income
                                   ------     ------    -------    --------     -----     -----------       ------         ------

BALANCE, December 31, 1997        27,214,718   $ 272     $ 68,119   $ 68,468  $  (3,269)       $(2,088)     $ 131,502     $   8,003
                                                                                                                        ===========

   Net income                              -       -            -     17,887          -              -         17,887      $ 17,887
   Issuance of common stock
     upon exercise of options         87,586       1          812          -          -              -            813             -
   Common stock repurchased                -       -            -          -     (9,828)             -         (9,828)            -
   Foreign currency
     translation adjustment                -       -            -          -          -           (869)          (869)         (869)
                                 -----------  ------   ----------- ---------- -----------    ---------   ------------   -----------
BALANCE, December 31, 1998        27,302,304     273       68,931     86,355    (13,097)        (2,957)       139,505      $ 17,018
                                                                                                                        ===========

   Net income                              -       -            -     25,983          -              -         25,983      $ 25,983
   Issuance of common stock
     upon exercise of options,
     including income tax
     benefit of $907                 485,558       5        5,878          -          -              -          5,883             -
   Common stock repurchased                -       -            -          -    (32,021)             -        (32,021)            -
   Foreign currency
     translation adjustment                -       -            -          -          -           (747)          (747)         (747)
                                 -----------  ------   ----------- ---------- -----------    ---------   ------------   -----------
BALANCE, December 31, 1999        27,787,862     278       74,809    112,338    (45,118)        (3,704)       138,603     $  25,236
                                                                                                                        ===========

   Net income                              -       -             -    34,906          -              -         34,906     $  34,906
   Issuance of common stock
     upon exercise of options,
     including income tax
     benefit of $2,295               364,708       4        7,125          -          -          -              7,129             -
   Common stock repurchased                -       -            -          -    (13,360)             -        (13,360)            -
   Foreign currency
     translation adjustment                -       -            -          -          -         (1,988)        (1,988)       (1,988)
                                 -----------  ------   ----------- ---------- -----------    ---------   ------------   -----------
BALANCE, December 31, 2000        28,152,570   $ 282     $ 81,934   $147,244  $ (58,478)       $(5,692)     $ 165,290     $  32,918
                                 ===========  ======   =========== ========== ===========    =========   ============   ===========


    The accompanying notes are an integral part of the financial statements.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (In thousands)

                                                                                       2000          1999       1998
                                                                                      ------        ------     ------


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                        $ 34,906    $ 25,983    $ 17,887
   Adjustments to reconcile net income to net cash provided by operating activities-
       Depreciation                                                                    13,398      12,655      13,870
       Amortization                                                                     5,282       5,589       5,225
       Other                                                                           (2,417)       (475)        266
       Deferred income taxes                                                            1,057       1,689       1,174
       Changes in operating assets and liabilities, net of effects of businesses purchased-
           Receivables                                                                (27,439)     (9,718)     13,247
           Inventories                                                                 (5,727)     (1,125)      1,049
           Prepaid expenses and other assets                                            5,383      (3,703)      2,769
           Accounts payable accrued expenses                                           18,180       3,484          69
                                                                                  ------------ ----------- -----------
           Net cash provided by operating activities                                   42,623      34,379      55,556
                                                                                  ------------ ----------- -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                               (30,208)    (11,746)    (13,416)
   Purchases of businesses, net of cash acquired                                       (7,032)    (11,325)     (1,451)
   Other investing activities                                                           1,476       3,304       1,549
                                                                                  ------------ ----------- -----------
           Net cash used in investing activities                                      (35,764)    (19,767)    (13,318)
                                                                                  ------------ ----------- -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock                                               4,834       4,976         813
   Purchases of treasury stock                                                        (13,360)    (32,021)     (9,828)
   Proceeds from long-term debt                                                           660       6,050         124
   Principal payments on long-term debt                                                (2,765)     (2,288)     (1,776)
   Increase (decrease) in notes payable                                                   542        (276)       (565)
                                                                                  ------------ ----------- -----------
           Net cash used in financing activities                                      (10,089)    (23,559)    (11,232)
                                                                                  ------------ ----------- -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                  (846)        226         164
                                                                                  ------------ ----------- -----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                   (4,076)     (8,721)     31,170

CASH AND CASH EQUIVALENTS, beginning of year                                           68,183      76,904      45,734
                                                                                  ------------ ----------- -----------
CASH AND CASH EQUIVALENTS, end of year                                             $   64,107    $ 68,183    $ 76,904
                                                                                  ============ =========== ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid for-
     Interest                                                                      $    9,217    $  8,852    $  9,115
     Income taxes                                                                      18,512      17,593      13,223

NONCASH INVESTING AND FINANCING ACTIVITIES:
   Deferred consideration for businesses acquired                                  $        -    $      -    $  3,671


    The accompanying notes are an integral part of the financial statements.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  DESCRIPTION OF BUSINESS:

Insituform Technologies, Inc. (a Delaware corporation) and subsidiaries (collectively, the "Company" or "ITI") is a worldwide provider of proprietary trenchless technologies for the rehabilitation and improvement of sewer, water, gas and industrial pipes. The Company's primary technology is the Insituform(R) process, a "cured-in-place" pipeline rehabilitation process. The Company's TiteLiner(R) (TiteLiner) process is a method of lining steel lines with a corrosion and abrasion resistant pipe. Through its Affholder(SM), Inc. subsidiary, the Company is engaged in trenchless tunneling used in the installation of new underground services.

2.  SUMMARY OF ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including a 75%-owned United Kingdom subsidiary, Insituform(R) Linings Plc.; a 55%-owned Mexican subsidiary, United Pipeline de Mexico, S.A.; and a 79.8%-owned French subsidiary, Video Injection, S.A. All intercompany transactions and balances have been eliminated.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income

The Company provides for estimated income taxes payable or refundable on current year income tax returns as well as the estimated future tax effects attributable to temporary differences and carryforwards, based upon enacted tax laws and tax rates.

Foreign Currency Translation

Results of operations for foreign entities are translated using the average exchange rates during the period. Current assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date, and the related translation adjustments are reported as a separate component of stockholders' equity.

Cash and Cash Equivalents

The Company classifies highly liquid investments with original maturities of 90 days or less as cash equivalents. Recorded book values are reasonable estimates of fair value for cash and cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value work-in-process, finished goods and construction materials. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the following estimated useful lives:


                                                                  Years
                                                                  -----

           Land improvements                                      15-20
           Buildings and improvements                              5-40
           Machinery and equipment                                 4-10
           Furniture and fixtures                                  3-10
           Autos and trucks                                        3-10


Intangibles

The Company amortizes goodwill over periods of 15 to 25 years on the straight-line basis. Amortization expense for the years ended December 31, 2000, 1999 and 1998 was $3.8 million, $3.3 million, and $2.3 million, respectively.

Long-Lived Assets

Long-lived assets, including goodwill and other intangibles, are reviewed for impairment whenever conditions indicate that the carrying value of the assets may not be fully recoverable. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset value is written down to its fair market value.

Revenues

Revenues include construction and installation revenues which are recognized using the percentage-of-completion method in the ratio of costs incurred compared to estimated final costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and equipment costs. Changes in estimated total contract revenues and costs are recognized in the period they are determined. Factors that contribute to changes in estimates of contract profitability include, without limitation, site conditions that differ from those assumed in the original bid or proposal, weather and timing and coordination issues inherent in construction and installation projects. Where a contract loss is forecasted, the full amount of the anticipated loss is recognized in the period the loss is determined.

Earnings Per Share

Earnings per share has been calculated using the following share information:



                                                                           2000            1999           1998
                                                                        -------         -------        -------


     Weighted average number of common shares used for
       basic EPS                                                     24,834,413      25,460,287     26,777,879

     Effect of dilutive stock options and warrants                      705,751         619,245        280,180
                                                                  -------------   -------------  -------------
     Weighted average number of common shares and dilutive
       potential common stock used in dilutive EPS                   25,540,164      26,079,532     27,058,059
                                                                  =============   =============  =============


New Accounting Pronouncements

On January 1, 2000, the Company adopted SFAS 133, "Accounting for Derivative Instrument and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. Implementation of SFAS 133 had no impact on its results of operations or financial position.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, which summarizes certain of the SEC staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted the accounting provisions of SAB 101 in the fourth quarter of 2000. The implementation of SAB 101 had no significant effect on the Company's financial condition or results of operations.

Reclassifications

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

3.  BUSINESS ACQUISITIONS:

During the third quarter of 2000, the Company acquired the remaining 50% ownership of K-Insituform N.V., its joint venture in Belgium, for approximately $0.3 million, along with the remaining 33% ownership in Insituform France, S.A., for approximately $0.8 million. In addition, in July 2000, the Company completed its acquisition of 50% of Italcontrolli-Insituform S.r.l. (formerly known as Italcontrolli Nord S.r.l.), its licensee in Italy, for approximately $1.2 million. There was no material goodwill resulting from these acquisitions.

In February 2000, the Company acquired the rights to the Insituform(R) Process and NuPipe(R) Process for the states of New York and New Jersey, through the purchase of all of the shares of the capital stock in Insituform(R) Metropolitan, Inc. and the operating assets of certain of its affiliates. The Company paid the sellers or delivered into escrow an aggregate of $5.0 million in cash, in addition to assuming operating liabilities of the acquired business. The acquisition was accounted for by the purchase method of and resulted in goodwill of $4.8 million.

On June 1, 1999, the Company completed its acquisition of all of the shares of its exclusive licensee of the Insituform Process in the Netherlands now named Insituform(R) Rioolrenovatietechnieken B.V. from BFI Holdings B.V. The purchase price was NLG 25 million (approximately US $11.7 million), which was paid in cash at closing. The acquisition was accounted for by the purchase method and resulted in goodwill of $10.8 million.

During the year ended December 31, 1998, the Company made acquisitions, which have been accounted for as purchases. The purchase prices totaling $7.1 million were allocated to tangible assets and goodwill.

Pro forma results of the above acquisitions would not differ significantly from historical results.

4.  ALLOWANCE FOR DOUBTFUL ACCOUNTS:

Activity in the allowance for doubtful accounts is summarized as follows for the years ended December 31 (in thousands):



                                                                                  2000       1999       1998
                                                                               -------    -------     ------

    Balance, at beginning of year                                             $  3,096    $ 2,909   $  2,587
    Charged to expense                                                             442        590      1,679
    Write-offs and adjustments                                                  (1,471)      (403)    (1,357)
                                                                              --------   --------   --------

    Balance, at end of year                                                   $  2,067    $ 3,096   $  2,909
                                                                              ========   ========   ========



5.  COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS:


Costs and estimated earnings on uncompleted contracts consist of the following at December 31 (in thousands):



                                                                                            2000         1999
                                                                                          ------       ------


     Costs incurred on uncompleted contracts                                         $   172,529  $   125,167
     Estimated earnings                                                                   54,499       46,861
                                                                                     -----------  -----------
                                                                                         227,028      172,028
     Less-  Billings to date                                                            (212,565)    (166,904)
                                                                                     -----------  -----------
                                                                                     $    14,463  $     5,124
                                                                                     ===========  ===========
     Included in the accompanying balance sheets:



       Costs and estimated earnings in excess of billings                            $    19,151  $    12,372
       Billings in excess of costs and estimated earnings (Note 9)                        (4,688)      (7,248)
                                                                                     -----------  -----------
                                                                                     $    14,463  $     5,124
                                                                                     ===========  ===========

Costs and estimated earnings in excess of billings represent work performed which either due to contract stipulations or lacking contractual documentation needed, could not be billed. Substantially all unbilled amounts are expected to be billed and collected within one year.

6.  INVENTORIES:


Inventories are summarized as follows at December 31 (in thousands):


                                                                                          2000         1999
                                                                                        ------       ------
     Raw materials and supplies                                                      $   1,376    $   1,827
     Work-in-process                                                                     4,522        3,750
     Finished products                                                                   1,872        1,594
     Construction materials                                                             10,351        5,354
                                                                                    ----------   ----------
                                                                                     $  18,121    $  12,525
                                                                                    ==========   ==========

7.  PROPERTY AND EQUIPMENT:


Property and equipment consists of the following at December 31 (in thousands):


                                                                                          2000         1999
                                                                                        ------       ------
     Land and land improvements                                                      $   11,485   $   2,800
     Buildings and improvements                                                          24,474      22,679
     Machinery and equipment                                                             89,360      83,143
     Furniture and fixtures                                                              10,927       8,126
     Autos and trucks                                                                     5,728       5,925
     Construction in progress                                                             7,183       4,997
                                                                                    -----------  ----------
                                                                                        149,157     127,670

     Less-  Accumulated depreciation                                                    (78,931)    (73,482)
                                                                                    -----------  ----------
                                                                                     $   70,226   $  54,188
                                                                                    ===========  ==========


8.  LONG-TERM DEBT AND NOTES PAYABLE:


Long-term debt and notes payable consists of the following at December 31 (in thousands):



                                                                                           2000         1999
                                                                                         ------       ------

     7.88% senior notes, payable in $15,715 annual installments beginning
       February 2001 through 2007, with interest payable semiannually                 $ 110,000    $ 110,000
     5.5% bank term loan, EUR5.7 million, payable in seven equal annual
       installments through July 2006, with interest payable quarterly                    4,582        5,711
     Other notes, interest rates from 8.5% to 9.6%                                        1,658        2,431
                                                                                    -----------  -----------
                                                                                        116,240      118,142
     Less-  Current maturities                                                          (18,023)      (3,188)
                                                                                    -----------  -----------

                                                                                      $  98,217    $ 114,954
                                                                                    ===========  ===========


The 7.88% senior notes may be prepaid at the Company's option, in whole or in part, at any time, together with a make-whole premium, and upon specified change in control events each holder has the right to require the Company to purchase its senior notes without any premium thereon. The agreements obligate the Company to comply with certain financial ratios and restrictive covenants that, among other things, place limitations on operations and sales of assets by the Company or its subsidiaries, and limit the ability of the Company to incur further secured indebtedness and liens. Such agreements also obligate the Company's subsidiaries to provide guarantees to the holders of the senior notes if guarantees are given by them to certain other lenders.

At December 31, 2000 and 1999, the estimated fair value of the Company's long-term debt was approximately $111.0 million and $112.4 million, respectively. Fair value was estimated using discounted market rates for debt of similar risk and maturity.

Principal payments required to be made for each of the next five years and thereafter are summarized as follows (in thousands):



         Years ending December 31                        Amount
         ------------------------                        ------

         2001                                          $ 18,023
         2002                                            16,593
         2003                                            16,479
         2004                                            16,479
         2005                                            16,479
         After 2005                                      32,187
                                                       --------
                     Total                             $116,240
                                                       ========



During 2000, the Company obtained a line of credit facility with the capacity to borrow up to $50 million. This facility replaced a previous $20 million domestic line of credit facility. The commitment fee paid per annum by the Company is 0.2% on the unborrowed balance. The Company is obligated to comply with certain financial ratios, and restrictive covenants, which mirror the senior note agreements. This line of credit facility expires March 31, 2003. There were no amounts outstanding on the line of credit at the end of 2000 or 1999.

9.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES:


Accounts payable and accrued expenses consist of the following at December 31 (in thousands):

                                                                              2000         1999
                                                                            ------       ------


     Accounts payable - trade                                           $   34,271     $ 13,902
     Compensation and profit sharing                                        14,158       12,288
     Billings in excess of costs and estimated earnings                      4,688        7,248
     Interest                                                                3,632        3,318
     Other                                                                  11,768       14,248
                                                                        ----------    ---------
                                                                        $   68,517     $ 51,004
                                                                        ==========     ========



10.  STOCKHOLDERS' EQUITY:


Stock Option Plan

Under the 1992 Employee Stock Option Plan (the "Employee Plan") and Director Stock Option Plan (the "Director Plan"), the Company may grant options to its employees and directors not to exceed 2,850,000 and 1,500,000 shares of common stock, respectively. The plans are administered by the Board of Directors, which determines the timing of awards, individuals to be granted awards, the number of options to be awarded and the price, vesting schedule and other conditions of the options. The exercise price of each option equals the closing market price of the Company's stock on the date of grant and, therefore, the Company makes no charge to earnings with respect to these options. Options generally vest over three to five years and have an expiration date of up to five or ten years after the date of grant.

The Company applies APB Opinion No. 25, in accounting for stock option grants. In accordance with SFAS No. 123, the Company has estimated the fair value of each option grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for the grants in 2000, 1999 and 1998, respectively: expected volatility of 62%, 41% and 46%; risk-free interest rates of 5.1%, 6.4% and 5.1%; expected lives of five years and no dividends. Had compensation cost for the stock options granted been determined based on their fair value at the grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):


                                                                                 2000        1999        1998
                                                                              -------     -------     -------

     Net income:
       As reported                                                            $34,906     $25,983     $17,887
       Pro forma                                                               32,298      24,404      16,833
     Basic earnings per share:
       As reported                                                               1.41        1.02         .67
       Pro forma                                                                 1.30         .96         .63
     Dilutive earnings per share:
       As reported                                                               1.37        1.00         .66
       Pro forma                                                                 1.26         .94         .62



The following tables summarize information about options outstanding at December 31, 2000:


                                                  Options Outstanding                 Options Exercisable
                                      ------------------------------------------   --------------------------
                                                        Weighted
                                                         Average       Weighted                    Weighted
                                                        Remaining      Average                      Average
            Range of                      Number       Contractual     Exercise       Number       Exercise
         Exercise Price                Outstanding        Life          Price       Exercisable      Price
         --------------                -----------        ----          -----       -----------      -----

     $4.00 to $10.00                       433,506       5.3 years     $  8.39         357,026      $  8.32




     $10.00 to $20.00                      671,453       4.2 years      $14.32         350,881       $14.17
     $20.00 and above                      638,043       4.1 years      $28.64         205,917       $28.45
                                      ------------                                  ----------
                                         1,743,002       4.5 years      $18.09         913,824       $15.10
                                      ============                                  ==========




                                               2000                        1999                        1998
                                     -----------------------      ----------------------      -----------------------
                                                    Weighted                   Weighted                    Weighted
                                                     Average                   Average                     Average
                                                    Exercise                   Exercise                    Exercise
                                        Shares        Price       Shares        Price         Shares        Price
                                        ------        -----       ------        -----         ------        -----


Options outstanding, beginning of
  year                                 1,478,829       $12.14     1,508,998      $10.51      1,864,265       $11.59
Granted                                  630,100        28.99       493,000       15.16        306,000        13.68
Exercised                               (364,708)       12.83      (485,558)      10.18        (87,586)        9.28
Forfeited                                 (1,219)       10.84       (37,611)      11.56       (573,681)       15.90
                                     ------------               ------------               ------------
      Options outstanding, end of
        year                           1,743,002       $18.09     1,478,829      $12.14      1,508,998       $10.51
                                     ============               ============               ============
Options exercisable, end of year         913,824       $15.10       775,783      $11.32        983,362       $10.48
                                     ============               ============               ============
Weighted average fair value of
  options granted                       $16.58                      $6.98                      $6.47


At December 31, 2000, 3,667,569 shares of common stock were reserved pursuant to stock option plans.

11.  OTHER INCOME (EXPENSE):


Other income (expense) is comprised of the following at December 31 (in thousands):

                                                                                   2000       1999       1998
                                                                                -------     ------     ------


     Investment income                                                        $   3,493    $ 3,464    $ 3,130
     Other                                                                          239        333       (860)
                                                                              ---------  ---------  ---------
                                                                              $   3,732    $ 3,797    $ 2,270
                                                                              =========  =========  =========



12.  TAXES ON INCOME:


Income from continuing operations before taxes on income is as follows for the years ended December 31 (in thousands):


                                                                                 2000        1999        1998
                                                                              -------      ------      ------

     Domestic                                                              $   46,801    $ 39,463    $ 25,803
     Foreign                                                                   10,550       5,972       6,056
                                                                           ----------  ----------  ----------
     Total                                                                 $   57,351   $  45,435    $ 31,859
                                                                           ==========   =========  ==========


Provisions for taxes on income from continuing operations consist of the following components for the years ended December 31 (in thousands):



                                                                                 2000        1999        1998
                                                                              -------     -------     -------

     Current:
       Federal                                                              $ 14,844     $ 12,670   $   6,730
       Foreign                                                                 4,454        2,491       3,848
       State                                                                   2,292        2,029       1,327
                                                                           ---------   ----------  ----------
                                                                              21,590       17,190      11,905
                                                                           ---------   ----------  ----------
     Deferred:
       Federal                                                                   727        1,682       1,031
       Foreign                                                                   249         (180)        (76)
       State                                                                      81          187         219
                                                                           ---------   ----------  ----------
                                                                               1,057        1,689       1,174
                                                                           ---------   ----------  ----------
     Total taxes on income                                                 $  22,647     $ 18,879    $ 13,079
                                                                           =========   ==========  ==========


A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

                                                                                      2000     1999      1998
                                                                                   -------   ------    ------

     Income taxes at U.S. federal statutory tax rate                                 35.0%    35.0%     35.0%
     Increase in taxes resulting from:
       State income taxes, net of federal income tax benefit                          3.6      3.6       3.2
       Goodwill amortization                                                          1.3      1.6       2.3
       Effect of foreign income taxed at foreign rates                                 .3       .2        .3
       Other                                                                         (0.7)     1.2       0.3
                                                                                  -------  -------   -------
     Total taxes on income                                                           39.5%    41.6%     41.1%
                                                                                  =======  =======   =======


Net deferred taxes consist of the following at December 31 (in thousands):


                                                                                            2000         1999
                                                                                         -------      -------


     Deferred income tax assets:
       Foreign tax credits and net operating loss carryforwards                          $ 2,511      $ 2,986
       Accrued expenses                                                                    2,937        3,040
       Other                                                                                 690        1,852
                                                                                       ---------    ---------
                Total deferred income tax assets                                           6,138        7,878
                                                                                       ---------    ---------
     Deferred income tax liabilities:
       Property and equipment                                                             (2,818)      (3,121)
       Other                                                                              (5,058)      (5,438)
                                                                                       ---------    ---------
                Total deferred income tax liabilities                                     (7,876)      (8,559)
                                                                                       ---------    ---------
                Net deferred income tax liabilities                                      $(1,738)    $   (681)
                                                                                       =========    =========



Subject to the future taxable income on certain of the Company's subsidiaries, the Company's various foreign tax credits and tax operating loss carryforwards have varying expiration dates, some ranging from 2004-2010 while others have indefinite lives.

13.  COMMITMENTS AND CONTINGENCIES:


Leases

The Company leases a number of its administrative operations facilities under noncancellable operating leases expiring at various dates through 2020. In addition, the Company leases certain construction and automotive equipment on a multiyear, monthly or daily basis. Rent expense under all operating leases for 2000, 1999 and 1998 was $9.1 million, $6.4 million, and $6.1 million, respectively.

At December 31, 2000, the future minimum lease payments required under the noncancellable operating leases were as follows (in thousands):

        Year Ending December 31                Minimum Lease Payments
        -----------------------                ----------------------
                2001                              $   7,751
                2002                                  6,933
                2003                                  5,657
                2004                                  4,064
                2005                                  1,535
                After 2005                              477
                                                  ---------
                Total                             $  26,417
                                                  =========

Litigation

The Company is involved in certain litigation incidental to the conduct of its business. In the Company's opinion, none of these proceedings will have a material adverse effect on the Company's financial position, results of operations and liquidity. The financial statements include the estimated amounts of liabilities that are likely to be incurred from these and various other pending litigation and claims.

Retirement Plans

The Company maintains profit sharing/401(k) plans, which cover substantially all eligible domestic employees. Company profit sharing contributions are discretionary. Under the terms of its 401(k) features, the plan also provides for the Company to contribute 100% of the participating employee's contribution up to 3% of the employee's salary, and 50% of the next 2% of the employee's salary. Total contributions to the domestic plans were $4.4 million, $3.5 million and $2.9 million for the years ended December 31, 2000, 1999 and 1998, respectively.

In addition, certain foreign subsidiaries maintain various other defined contribution retirement plans. Company contributions to such plans for the years ended December 31, 2000, 1999 and 1998, were $352,000, $138,000 and $103,000, respectively.

14.  SEGMENT AND GEOGRAPHIC INFORMATION:

The Company has principally three operating segments: rehabilitation, tunneling and corrosion and abrasion operations (TiteLiner). These operating units represent strategic business units that offer distinct products and services and serve different markets.

The following disaggregated financial results have been prepared using a management approach, which is consistent with the basis and manner with which management internally disaggregates financial information for the purpose of assisting in making internal operating decisions. The Company evaluates performance based on standalone operating income.

There were no customers, which accounted for more than 10% of the Company's revenues during each of the three years ended December 31, 2000.

Financial information by segment is as follows at December 31 (in thousands):

                                                        2000        1999         1998
                                                      ---------   ---------    ---------
Revenues:
  Rehabilitation                                      $ 325,773   $ 276,438    $ 225,192
  Tunneling                                              46,866      40,049       32,336
  Tite Liner                                             36,795      23,396       43,430
                                                      ---------   ---------    ---------

           Total revenues                             $ 409,434   $ 339,883    $ 300,958
                                                      =========   =========    =========
Operating income (loss):
  Rehabilitation                                      $  48,997   $  47,178    $  33,439
  Tunneling                                               5,858       4,965        3,068
  Tite Liner                                              8,111      (1,474)       2,181
                                                      ---------   ---------    ---------
           Total operating income                     $  62,966   $  50,669    $  38,688
                                                      =========   =========    =========
Total assets:
  Rehabilitation                                      $ 244,383   $ 197,670    $ 170,289
  Tunneling                                              18,422      14,112       15,914
  Tite Liner                                             16,531      15,185       25,566
  Corporate                                              75,638      84,658       92,839
                                                      ---------   ---------    ---------
           Total assets                               $ 354,974   $ 311,625    $ 304,608
                                                      =========   =========    =========


                                                         2000        1999         1998
                                                      ---------   ---------    ---------
     Capital expenditures:
       Rehabilitation                                 $  17,053   $   7,583    $   4,914
       Tunneling                                          2,564         588        3,158
       Tite Liner                                         1,381         274        1,831
       Corporate                                          9,210       3,301        3,513
                                                      ---------   ---------    ---------
                Total capital expenditures            $  30,208   $  11,746    $  13,416
                                                      =========   =========    =========


     Depreciation and amortization:
       Rehabilitation                                 $  12,482   $  12,131    $  14,401
       Tunneling                                          1,498       1,270        1,213
       Tite Liner                                         2,034       2,234        2,303
       Corporate                                          2,666       2,609        1,178
                                                      ---------   ---------    ---------
                Total depreciation and amortization   $  18,680   $  18,244    $  19,095
                                                      =========   =========    =========

Financial information by geographic area is as follows at December 31 (in thousands):


                                                         2000        1999         1998
                                                      ---------   ---------    ---------
     Revenues:
       United States                                  $ 333,246   $ 266,113    $ 220,090
       Canada                                            22,199      12,856       17,850
       Other Foreign                                     53,989      60,914       63,018
                                                      ---------   ---------    ---------
                Total revenues                        $ 409,434   $ 339,883    $ 300,958
                                                      =========   =========    =========

     Operating income:
       United States                                  $  55,326   $  46,446    $  30,155
       Canada                                             3,674         316        1,294
       Other Foreign                                      3,966       3,907        7,239
                                                      ---------   ---------    ---------

                Total operating income                $  62,966   $  50,669    $  38,688
                                                      =========   =========    =========
     Long-lived assets:
       United States                                  $  61,326   $  55,448    $  57,090
       Canada                                             4,942       2,546        8,056
       Other Foreign                                     21,590      15,182       12,853
                                                      ---------   ---------    ---------
                Total long-lived assets               $  87,858   $  73,176    $  77,999
                                                      =========   =========    =========

15.  SUBSEQUENT EVENTS

On February 28, 2001, the Company acquired 100% of the stock of Kinsel Industries, Inc. and an affiliated company, Tracks of Texas, Inc. The purchase price was approximately $80 million to be paid in a combination of cash, notes and the Company's common stock.

16.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

(In thousands, except per share data)


                                                                       1st       2nd        3rd        4th
                                                                       ---       ---        ---        ---
Year ended December 31, 2000:
  Revenues                                                          $ 94,283   $ 99,371   $111,042   $104,738
  Operating income                                                    11,619     15,289     19,518     16,540
  Net income                                                           6,093      8,375     11,168      9,270
  Basic earnings per share                                               .25        .34        .45        .37
  Dilutive earnings per share                                            .24        .33        .44        .36

Year ended December 31, 1999:
  Revenues                                                          $ 71,162   $ 85,640   $ 93,251   $ 89,830
  Operating income                                                     8,928     12,833     15,634     13,274
  Net income                                                           4,250      6,393      7,986      7,354
  Basic and dilutive earnings per share                                  .16        .25        .31        .29